Exhibit 99.2

CLICK HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the Six Months Ended December 31, 2024

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and related notes thereto.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain statements that may be deemed “forward-looking statements” within the meaning of United States of America securities laws.  All statements, other than statements of historical fact, that address activities, events or developments that we intend, expect, project, believe or anticipate and similar expressions or future conditional verbs such as will, should, would, could or may occur in the future are forward-looking statements. Such statements are based upon certain assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These statements include, without limitation, statements about our anticipated expenditures, the potential size of the market for our services, future development and/or expansion of our services in our markets, our ability to generate revenues. Our actual results will likely differ, perhaps materially, from those anticipated in these forward-looking statements as a result of macroeconomic factors, The forward-looking statements included in this report are subject to a number of additional material risks and uncertainties, including but not limited to the risks described in our filings with the Securities and Exchange Commission.

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the related notes to those statements included in this filing. In addition to historical financial information, this discussion may contain forward-looking statements reflecting our current plans, estimates, beliefs and expectations that involve risks and uncertainties. As a result of many important factors, our actual results and the timing of events may differ materially from those anticipated in these forward-looking statements.

Results of Operations

Six Months Ended December 31, 2024 Compared to Six Months Ended December 31, 2023

Revenue

Revenue increased by approximately $1.9 million or 65.5% from approximately $2.9 million for the six months ended December 31, 2023 (“6M2023”) to approximately $4.8 million for the six months ended December 31, 2024 (“6M2024”), mainly because of the increase in revenue from the provision of logistics and other solution services of approximately $1.1 million and the increase in revenue from the provision of nursing solution services of approximately $0.9 million. The increase in revenue from the provision of logistics and other solution services was primarily attributable to additional demand driven by increased work placements from two major customers. Revenue contribution from the provision of logistics and other solution services increased from approximately 35.5% in 6M2023 to 44.4% in 6M2024. The increase in revenue from the provision of nursing solution services was mainly attributable to a rise in the number of customers. Revenue contribution from the provision of nursing solution services increased from approximately 28.4% in 6M2023 to 34.4% in 6M2024.

Cost of revenue

Cost of revenue increased by approximately $2.0 million or 105.3% from approximately $1.9 million in 6M2023 to approximately $3.9 million in 6M2024. Such increase was primarily due to (i) a slight rise in costs related to professional solution services, driven by increased manpower; and (ii) a proportional increase in costs corresponding to the rise in revenue from the provision of logistics and other solution services and nursing solution services.

Gross profit

Gross profit remained stable at approximately $0.9 million and $0.9 million for 6M2023 and 6M2024, respectively, as the increase in overall revenue from our operations was offset by the deterioration in our gross profit margin for the provision of professional solution services and nursing solution services. Gross profit margin decreased from approximately 32.3% in 6M2023 to 19.4% in 6M2024, primarily due to an increase in revenue from logistics and other solution services, which presents a relatively lower margin, while revenue contribution from professional solution services with a higher margin remained stable.

General and administrative expenses

General and administrative expenses represented approximately 10.1% and 14.6% of our total revenue in 6M2024 and 6M2023, respectively. The increase in general and administrative expenses by approximately $0.1 million, or 25.0%, was mainly due to the increase in once-off listing related expenses and legal advisory fee in 6M2024.

Other (expense) income

We recorded net other income of $118,534 in 6M2024, compared to net other expense of $1,605 in 6M2023, primarily due to an increase in other miscellaneous income.

Income tax expense

Our income tax expense was $74,641 for 6M2024 and $78,737 for 6M2023, while the effective tax rate for 6M2024 and 6M2023 was 13.8% and 15.9%, respectively.

Net income

We recorded net income of approximately $0.5 million in 6M2024, compared to approximately $0.4 million in 6M2023. Such increase was attributable to the increase in net other income partially offset by the increase in general and administrative expense in 6M2024.

Basic and diluted earnings per ordinary share

Basic and diluted earnings per ordinary share remained stable at approximately $0.03 per ordinary share for 6M2024 and 6M2023, respectively.

Segment information

The Company has three reportable segments:

1.	Professional solution services — delivery of accounting and auditing, company secretarial, and financial and compliance advisory services;

2.	Nursing solution services — delivery of temporary healthcare services to institutional clients, including social service organizations and nursing home and individuals; and

3.	Logistics and other solution services — delivery of logistic and warehouse human resources solution services to corporate customers.

Corporate and unallocated are operating expenses that are not directly allocated to the individual business units. These expenses primarily consist of operating lease cost, certain staff costs, and other various general and administrative expenses.

Segment information for the six months ended December 31, 2024 and 2023 is presented below. Our management does not manage the assets on a segment basis, therefore segment assets are not presented below.

	For the six months ended December 31, 2024
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
Revenue	$1,023,227	$1,654,567	$2,134,163	$—	$4,811,957
Cost of revenue	518,052	1,464,421	1,895,876	—	3,878,349
Gross profit	505,175	190,146	238,287	—	933,608
Operating expenses
General and administrative	285,353	24,523	24,454	154,068	488,398
Selling and marketing	—	—	—	21,139	21,139
Total operating expenses	285,353	24,523	24,454	175,207	509,537
Income (loss) from operations	219,822	165,623	213,833	(175,207)	424,071
Other income (expense)
Interest income	1,354	—	—	172	1,526
Interest on bank loans	-	—	—	(11,643)	(11,643)
Other income (expense)	132,087	—	—	(3,436)	128,651
Total other income (expense)	133,441	—	—	(14,907)	118,534
Income (loss) before provision for income taxes	$353,263	$165,623	$213,833	$(190,114)	$542,605

	For the six months ended December 31, 2023
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
Revenue	$1,035,602	$815,416	$1,018,064	$—	$2,869,082
Cost of revenue	353,770	672,190	917,636	—	1,943,596
Gross profit	681,832	143,226	100,428	—	925,486
Operating expenses
General and administrative	324,011	23,692	23,738	47,456	418,897
Selling and marketing	—	—	—	9,474	9,474
Total operating expenses	324,011	23,692	23,738	56,930	428,371
Income (loss) from operations	357,821	119,534	76,690	(56,930)	497,115
Other income (expense)
Government subsidies	—	—	—	10,132	10,132
Interest income	6	—	—	249	255
Interest on bank loans	—	—	—	(11,992)	(11,992)
Total other income (expense)	6	—	—	(1,611)	(1,605)
Income (loss) before provision for income taxes	$357,827	$119,534	$76,690	$(58,541)	$495,510

The Company’s assets, including non-current assets are in Hong Kong, are without any specific designation, and are used to generate the Company’s revenue streams that are all sourced in Hong Kong.

Liquidity and Capital Resources

We financed our operations primarily through cash flows from operations and loans from banks, if necessary. As of December 31, 2024, we had cash and cash equivalents of $543,542 and outstanding bank loans of $397,436. The bank loans bore interest ranging from 5.34% to 6.08% (June 30, 2024: 5.47% to 6.11%). As of December 31, 2024, our current assets were approximately $6.6 million, and our current liabilities were approximately $1.5 million. As of June 30, 2024, our current assets were approximately $1.4 million, and our current liabilities were approximately $0.9 million. Our current ratio improved from approximately 1.6 for the year ended June 30, 2024 to 4.4 in 6M2024.

For enquiry, please contact:

Click Holdings Limited
Unit 709, 7/F., Ocean Centre

5 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200

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